UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 24, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE 1Q 2018 FINANCIAL RESULTS

Consolidated revenue – 74.9 bln rubles (-3% compared to 1Q 2017)

EBITDA1 – 18.4 bln rubles (-19% compared to 1Q 2017)

Profit attributable to equity shareholders of Mechel PAO – 3.3 bln rubles

Moscow, Russia – May 24, 2018 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 1Q 2018.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“In 1Q 2018 we continued working, developing the priority areas set forth last year. The mining division focused on its efforts on restoring mining volumes and sales of coal products, while the steel division continued with optimization of its product range and mastering new product types.

“The new mining equipment arriving on our facilities has already begun yielding returns, and mining has stabilized quarter-on-quarter, while stripping volumes went up sharply. The share of high value-added products in the steel division’s sales structure continues to increase. In order to fulfill the assigned tasks, we continue to implement our capital investment program, with investment totaling 2 billion rubles in 1Q 2018 including finance lease.

“Nevertheless, there have been complications — in this reporting period there were limits set on transporting cargo to Far Eastern ports, and railcars were in short supply in Kuzbass. These factors, together with our halting Neryungrinskaya Washing Plant for planned repairs, led to a decrease in coking coal concentrate sales and run-of-mine coking coal accumulating in Yakutugol’s storage facilities, which led to a decrease in the mining division’s results. At the same time, the steel division’s operations were more stable.

“The market conditions in this quarter were favorable. Coal prices were at a good level and the highest since the peak of 1Q 2017. Right now, coal prices are stabilizing. The steel product market also demonstrated certain stability and was profitable for our company.

“Overall, the Group’s revenue remained practically unchanged both year-on-year and quarter-on-quarter, though EBITDA went down by 16% quarter-on-quarter mostly due to the weaker results in the mining division. Nevertheless, EBITDA margin remained at a fairly good level of 25%, and in this quarter the Group earned 3.3 billion rubles of profit attributable to equity shareholders of Mechel PAO.”

Consolidated Results For The 1Q2018

Mln rubles	1Q’ 18	1Q’ 17%		1Q’ 18	4Q’ 17%
Revenue from external customers	74,852	77,414	-3%	74,852	76,316	-2%
Operating profit	13,383	18,089	-26%	13,383	10,752	24%
EBITDA	18,436	22,806	-19%	18,436	21,966	-16%
EBITDA, margin	25%	29%		25%	29%
Profit attributable to equity shareholders of Mechel PAO	3,293	13,902	-76%	3,293	443

Mining Segment

Mechel Mining Management OOO’s Chief Executive Officer Pavel Shtark noted:

“In 1Q 2018 the mining division’s results were weaker both year-on-year and quarter-on-quarter. The main reason of that was the decrease in sales volumes of the division’s products, particularly coking coal concentrate.

“Starting in mid-2017, the division’s facilities are implementing a program aimed at restoring mining volumes to the level of previous years. As of now, we have already acquired and commissioned a large number of mining machines, and brought in contractors with equipment of their own. We managed to attain a major

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

increase in stripping volumes, and coal mining has stabilized. Overall, in 1Q 2018 the division demonstrated a small growth in mining volumes compared to the previous quarter. At the same time, sales of finished products have decreased for a number of reasons. For example, some shipments that have been planned for the first quarter were put off until the second quarter due to railcar shortages.

“Among positive factors I would like to note a significant growth of stripping volumes at our Yakut facilities. Preparing reserves for future mining will help to restore production volumes reduced earlier. In addition, new equipment and machines continue to arrive at the mining division’s facilities, including equipment for washing plants, which will help improve their operational efficiency.

“I would like to note that the market conditions in the first quarter were favorable. Positive dynamics in prices for high-quality coking coal, which we observed in late 2017, caused the first quarter’s contract prices to be fixed at the level of 237 dollars per tonne, which resulted in higher average prices quarter-on-quarter even as spot prices somewhat declined. In this quarter, we see the markets weaker to the level of 4Q 2017, which is still quite acceptable for our company.”

Mln rubles	1Q’ 18	1Q’ 17%		1Q’ 18	4Q’ 17%
Revenue from external customers	22,724	27,988	-19%	22,724	25,444	-11%
Revenue inter-segment	9,412	12,465	-24%	9,412	9,312	1%
EBITDA	10,483	19,956	-47%	10,483	14,098	-26%
EBITDA, margin	33%	49%		33%	41%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“The division obtained good results in this reporting period. We demonstrated revenue growth quarter-on-quarter. The EBITDA’s decrease by 7% was mostly due to a decrease in inter-segment sales and a minor growth of production costs. Production and sales remained at stable levels.

“The division’s entities continue to master production of new types of high value-added products both by expanding the assortment of the products we have already made as well as launching production of new product types for various industries. As part of these projects’ implementation, our facilities have already upgraded several manufacturing areas and equipment that meant not only their adaptation to putting out new product types, but also increased ecological safety of production.

“Despite a seasonal decrease in Russia’s construction market in the first quarter, prices in this reporting period were fairly stable and generally profitable for the division. In the second quarter we expect the market for construction steel products to become stronger as business activity picks up and export parity prices go up.”

Mln rubles	1Q’ 18	1Q’ 17%		1Q’ 18	4Q’ 17%
Revenue from external customers	44,238	42,029	5%	44,238	43,383	2%
Revenue inter-segment	1,590	1,964	-19%	1,590	2,209	-28%
EBITDA	6,204	3,556	74%	6,204	6,642	-7%
EBITDA, margin	14%	8%		14%	15%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Petr Pashnin noted:

“The power segment continues to demonstrate stable positive financial results. In this quarter, with the facilities’ capacity utilization at their traditional seasonal high, we had an additional increase of heat sales quarter-on-quarter and year-on-year, which was a result of lower outdoor temperatures. As electricity generation and sales volumes remained stable, this had a positive impact on the dynamics of our revenue from sales to third parties. As a result, our EBITDA grew comparing to the same period of previous year. A quarter-on-quarter decrease in EBITDA was primarily due to the growth of commercial costs and additional provisions for doubtful accounts.”

Mln rubles	1Q’ 18	1Q’ 17%		1Q’ 18	4Q’ 17%
Revenue from external customers	7,891	7,396	7%	7,891	7,489	5%

Revenue inter-segment	4,037	4,638	-13%	4,037	4,427	-9%
EBITDA	737	705	5%	737	1,319	-44%
EBITDA, margin	6%	6%		6%	11%

***

The management of Mechel will host a conference call today at 6:00 p.m. Moscow time (4:00 p.m. London time, 11:00 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

Please dial the number below approximately 10 minutes prior to the scheduled time of the call.

Conference Call Phone Numbers:

International: +44 (0)330 336 9411

US: +1 929-477-0448

Russia: +7 495 646 9190

Conference ID: 5683499

***

Alexey Lukashov

Director of Investor Relations

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 1Q2018 Earnings Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation, depletion and amortisation, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and finance lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Write-off of accounts receivable, Provision (reversal of provision) for doubtful accounts, Write-off of inventories to net realisable value,  Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Pension service cost and actuarial loss, other related expenses, Other fines and penalties, Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our interim condensed consolidated statement of profit (loss) and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, depletion, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt, excluding fines and penalties on overdue amounts**2 and trade working capital are presented below:

Mln rubles	31.03.2018	31.12.2017
Interest-bearing loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	378,434	380,541
Interest payable	20,712	20,420
Non-current interest-bearing loans and borrowings	15,618	17,360
Other non-current financial liabilities	41,719	40,916
Other current financial liabilities	760	734
less Cash and cash equivalents	(1,277)	(2,452)
Net debt, excluding finance lease liabilities, fines and penalties on overdue amounts	455,966	457,519

Current finance lease liabilities	6,984	7,476
Non-current finance lease liabilities	1,790	1,878
Net debt, excluding fines and penalties on overdue amounts	464,740	466,873

Mln rubles	31.03.2018	31.12.2017
Trade and other receivables	21,237	18,762
Inventories	39,998	37,990
Other current assets	7,601	7,589
Income tax receivables	62	107
Trade current assets	68,898	64,448

Trade and other payables	35,080	33,469
Advances received	5,987	4,385
Provisions and other current liabilities	3,375	3,428
Taxes and similar charges payable other than income tax	8,464	6,696
Income tax payable	5,025	4,578
Trade current liabilities	57,931	52,556

Trade working capital	10,967	11,892

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) and other comprehensive income as follows:

**[2]	Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	3m 2018	3m 2017	3m 2018	3m 2017	3m 2018	3m 2017	3m 2018	3m 2017
Profit (loss) attributable to equity shareholders of Mechel PAO	3,293	13,902	271	12,858	2,043	2,218	(33)	237
Add:
Depreciation, depletion and amortisation	3,477	3,417	1,970	1,928	1,373	1,379	134	110
Foreign exchange (gain) loss, net	(508)	(9,679)	(497)	(5,601)	(12)	(4,063)	1	(14)
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	10,463	12,392	7,700	9,062	2,979	3,626	158	231
Finance income	(93)	(127)	(348)	(488)	(108)	(154)	(11)	(13)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	1,241	577	364	173	437	298	440	106
Net result on the disposal of subsidiaries	-	-	-	-	-	-	-	-
Profit attributable to non-controlling interests	238	556	29	392	172	162	37	3
Income tax expense (benefit)	10	1,539	879	1,433	(862)	68	(7)	38
Pension service cost and actuarial loss, other related expenses	36	32	29	25	6	6	1	1
Other fines and penalties	310	226	92	174	199	44	19	7
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(31)	(29)	(6)	-	(23)	(28)	(2)	(1)
EBITDA	18,436	22,806	10,483	19,956	6,204	3,556	737	705
EBITDA, margin	25%	29%	33%	49%	14%	8%	6%	6%

Mln rubles	1q 2018	4q 2017	1q 2018	4q 2017	1q 2018	4q 2017	1q 2018	4q 2017
Profit (loss) attributable to equity shareholders of Mechel PAO	3,293	443	271	1,316	2,043	(1,303)	(33)	522
Add:
Depreciation, depletion and amortisation	3,477	3,185	1,970	1,716	1,373	1,353	134	116
Foreign exchange (gain) loss, net	(508)	(635)	(497)	(715)	(12)	81	1	(1)
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	10,463	11,337	7,700	8,094	2,979	3,454	158	215
Finance income	(93)	(140)	(348)	(407)	(108)	(145)	(11)	(13)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	1,241	6,531	364	3,933	437	2,418	440	180
Net result on the disposal of subsidiaries	-	4	-	4	-	-	-	-
Profit attributable to non-controlling interests	238	168	29	22	172	36	37	110
Income tax expense (benefit)	10	344	879	134	(862)	(31)	(7)	241
Pension service cost and actuarial loss, other related expenses	36	(128)	29	(133)	6	5	1	-
Other fines and penalties	310	1,659	92	465	199	1,243	19	(49)
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(31)	(802)	(6)	(331)	(23)	(469)	(2)	(2)
EBITDA	18,436	21,966	10,483	14,098	6,204	6,642	737	1,319
EBITDA, margin	25%	29%	33%	41%	14%	15%	6%	11%

*** including inter-segment operations

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND OTHER COMPREHENSIVE INCOME
(All amounts are in millions of Russian rubles)	3 months ended March 31,
	2018*	2017*
	(unaudited)	(unaudited)

Revenue	74,852	77,414
Cost of sales	(41,556)	(40,429)
Gross profit	33,296	36,985

Selling and distribution expenses	(14,451)	(14,071)
Loss on write-off of non-current assets	(132)	(71)
(Provision) reversal of provision for doubtful accounts	(344)	54
Taxes other than income taxes	(1,267)	(1,201)
Administrative and other operating expenses	(3,959)	(3,842)
Other operating income	240	235
Total selling, distribution and operating income and (expenses), net	(19,913)	(18,896)
Operating profit	13,383	18,089

Finance income	93	127
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 308 million and RUB 306 million for the 3 months ended March 31, 2018 and 2017, respectively	(10,463)	(12,392)
Foreign exchange gain (loss), net	508	9,679
Share of profit of associates, net	18	5
Other income	31	533
Other expenses	(29)	(44)
Total other income and (expense), net	(9,842)	(2,092)
Profit before tax	3,541	15,997

Income tax expense	(10)	(1,539)
Profit for the period	3,531	14,458

Attributable to:
Equity shareholders of Mechel PAO	3,293	13,902
Non-controlling interests	238	556

Other comprehensive income
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods, net of income tax:	(443)	824
Exchange differences on translation of foreign operations	(443)	824
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods, net of income tax:	3	-
Re-measurement of defined benefit plans	3	-
Other comprehensive (loss) income for the period, net of tax	(440)	824

Total comprehensive income for the period, net of tax	3,091	15,282

Attributable to:
Equity shareholders of Mechel PAO	2,852	14,726
Non-controlling interests	239	556

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are in millions of Russian rubles)	March 31, 2018*	December 31, 2017
	(unaudited)

Assets
Non-current assets
Property, plant and equipment	196,736	197,875
Mineral licenses	32,899	33,240
Goodwill and other intangible assets	19,208	19,211
Investments in associates	287	283
Deferred tax assets	187	96
Other non-current assets	734	758
Non-current financial assets	194	202
Total non-current assets	250,245	251,665

Current assets
Inventories	39,998	37,990
Income tax receivables	62	107
Trade and other receivables	21,237	18,762
Other current assets	7,601	7,589
Other current financial assets	570	562
Cash and cash equivalents	1,277	2,452
Total current assets	70,745	67,462

Total assets	320,990	319,127

Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	833	833
Additional paid-in capital	24,378	24,378
Accumulated other comprehensive income	862	1,303
Accumulated deficit	(282,003)	(283,743)
Equity attributable to equity shareholders of Mechel PAO	(251,767)	(253,066)
Non-controlling interests	9,084	8,933
Total equity	(242,683)	(244,133)

Non-current liabilities
Interest-bearing loans and borrowings	15,618	17,360
Finance lease liabilities	1,790	1,878

Other non-current financial liabilities	41,719	40,916
Other non-current liabilities	133	138
Pension obligations	3,505	3,512
Provisions	4,183	3,814
Deferred tax liabilities	9,355	11,494
Total non-current liabilities	76,303	79,112

Current liabilities
Interest-bearing loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 42,381 million and RUB 41,992 million as of March 31, 2018 and December 31, 2017, respectively	420,815	422,533
Trade and other payables	35,080	33,469
Finance lease liabilities	6,984	7,476
Income tax payable	5,025	4,578
Taxes and similar charges payable other than income tax	8,464	6,696
Advances received	5,987	4,385
Other current financial liabilities	760	734
Other current liabilities	69	69
Pension obligations	880	849
Provisions	3,306	3,359
Total current liabilities	487,370	484,148

Total liabilities	563,673	563,260
Total equity and liabilities	320,990	319,127

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are in millions of Russian rubles)	3 months ended March 31,
	2018*	2017*
	(unaudited)	(unaudited)
Cash flows from operating activities
Profit for the period	3,531	14,458
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and depletion of property, plant and equipment	3,086	3,002
Depletion of mineral licenses and amortisation of intangible assets	391	415
Foreign exchange (gain) loss, net	(508)	(9,679)
Deferred tax (income) expense	(1,761)	350
Provision (reversal of provision) for doubtful accounts	344	(54)
Write-off of accounts receivable	56	33
Write-off of inventories to net realisable value	680	504
Loss on write-off of non-current assets	132	71
Loss on disposal of non-current assets	29	23
Loss on sale of investments	4	1
Gain on restructuring and forgiveness of accounts payable and write-off of accounts payable with expired legal term	(31)	(29)
Pension service cost and actuarial loss, other related expenses	36	32
Finance income	(93)	(127)
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 308 million and RUB 306 million for the 3 months ended March 31, 2018 and 2017, respectively	10,463	12,392
Gain on royalty and other proceeds associated with disposal of Bluestone	-	(462)
Provisions for legal claims, on taxes other than income tax and other provisions	125	-
Other	(72)	26

Changes in working capital items:
Trade and other receivables	(2,834)	(4,911)
Inventories	(3,120)	(2,196)
Trade and other payables	2,739	(403)
Advances received	1,572	(112)
Taxes payable and other liabilities	3,327	1,911
Other current assets	(122)	(303)

Income tax paid	(1,304)	(916)

Net cash provided by operating activities	16,670	14,026

Cash flows from investing activities
Interest received	37	58
Royalty and other proceeds associated with disposal of Bluestone	-	462
Proceeds from disposal of subsidiaries, net of cash disposed	-	82

Proceeds from loans issued and other investments	5	142
Proceeds from disposals of property, plant and equipment	42	41
Purchases of property, plant and equipment	(1,013)	(971)
Purchases of intangible assets	(75)	-
Interest paid, capitalised	(132)	(98)
Net cash used in investing activities	(1,136)	(284)

Cash flows from financing activities
Proceeds from loans and borrowings	6,539	6,023
Repayment of loans and borrowings	(12,456)	(10,924)
Dividends paid to non-controlling interest	(1)	-
Interest paid, including fines and penalties	(8,515)	(7,786)
Repayment of obligations under finance lease	(680)	(1,116)
Deferred payments for acquisition of assets	(187)	(82)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	(1,058)	(890)
Net cash used in financing activities	(16,358)	(14,775)

Effect of exchange rate changes on cash and cash equivalents	40	481

Net decrease in cash and cash equivalents	(784)	(552)

Cash and cash equivalents at beginning of period	2,452	1,689
Cash and cash equivalents, net of overdrafts at beginning of period	1,223	1,453
Cash and cash equivalents at end of period	1,277	2,888
Cash and cash equivalents, net of overdrafts at end of period	439	901

* These interim condensed consolidated financial statements were prepared by Mechel PAO in accordance with IFRS and have not been audited by the independent auditor. If these interim condensed consolidated financial statements are audited in the future, the audit could reveal differences in our consolidated financial results and we cannot assure that any such differences would not be material.

There were certain reclassifications to conform with the current period presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: May 24, 2018